UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich
1601 Washington Avenue, Suite 800
Miami Beach, Florida 33139
(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103		2 of 3 Pages
SCHEDULE 13D
This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, Amendment No. 3 thereto filed on April 3, 2023, Amendment No. 4 thereto filed on April 10, 2023, Amendment No. 5 thereto filed on April 18, 2023, Amendment No. 6 thereto filed on April 27, 2023, Amendment No. 7 thereto filed on May 3, 2023, Amendment No. 8 thereto filed on May 15, 2023, Amendment No. 9 thereto filed on May 19, 2023, Amendment No. 10 thereto filed on July 19, 2023 and this Amendment No. 11, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 11 is being filed to amend Item 4 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

Following the Issuer’s release of its second quarter earnings and announcement of its intention to pursue a sale transaction, the Former Directors communicated to the Board their continuing dissatisfaction and concerns regarding, among other things, the abysmal performance and corporate governance of the Issuer and the ability of the Board to appropriately govern the Issuer and oversee a properly run sales process. Accordingly, the Former Directors requested, among other things, that (i) the Board immediately designate Mark Kent as the permanent Chief Executive Officer of the Issuer and appoint him to the Board, (ii) each of Solomon Trujillo, Marlow Hernandez, Angel Morales, Kim Rivera, Jackie Guichelaar and Alan Muney immediately resign from the Board, and (iii) the Board immediately appoint Lewis Gold, a Former Director, and Guy Sansone, an individual with significant healthcare and M&A experience, to the Board to assist with, among other things, the pursuit of a sale transaction.

[Signature page follows.]

CUSIP No. 13781Y103		3 of 3 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht